UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release relating to the Company’s Annual Report for the year ended August 31, 2012 filed with the United States Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name: Title:	Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Dated: November 28, 2012

City Telecom (H.K.) Limited (CTEL) files its Annual Report on Form 6-K

City Telecom (H.K.) Limited (the “Company”) announced that it has filed its Annual Report on Form 6-K for the year ended August 31, 2012 with the United States Securities and Exchange Commission (the “SEC”).

The Company makes available, free of charge via its website, www.ctigroup.com.hk, its Annual Report on Form 6-K filed with, or furnished to, the SEC.

Alternatively, ADR holders may receive a hard copy of the Annual Report on Form 6-K, which includes the Company’s audited financial statements, free of charge upon request. Written request should be sent to City Telecom (H.K.) Limited, Investor Engagement, 13th Floor, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong.

For Enquiries, please contact:

Corporate Communications	Investor Engagement
Jessie Cheng	Alice Wong
Tel: (852) 3145 4118	Tel: (852) 3145 6888
Email: chengcm@ctihk.com	Email: investor_engagement@ctihk.com